Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193932

Prospectus Supplement No. 2
(to Prospectus dated May 13, 2014)

Alion Science and Technology Corporation

Offer to Exchange

all of its Outstanding $235,000,000 10.25% Senior Notes

due 2015 and the Related Guarantees (CUSIP 016275AF6) (“Old Notes”) for an aggregate of:
up to $235,000,000 of its Third-Lien Senior Secured Notes due 2019 and the Related Guarantees (together with up to 940,000 Warrants to Purchase up to 3,086,583 Shares of Common Stock, subject to increase as set forth in the Prospectus) and up to $20,000,400 in Cash (Subject to Proration) and the Solicitation of Consents

And

Unit Offering

up to 8,877 Units
consisting of an aggregate of:
up to $8,877,000 of its Third-Lien Senior Secured Notes due 2019 and the Related Guarantees (together with up to 35,508 Warrants to Purchase up to 132,632 Shares of Common Stock, subject to increase as set forth in the Prospectus) Available to holders of Old Notes

This is prospectus supplement No. 2 to our prospectus dated May 13, 2014, as supplemented by prospectus supplement No. 1 dated May 15, 2014, relating to our Offer to Exchange, Unit Offering and Solicitation of Consents.  Terms used but not defined in this supplement have the meanings ascribed to them in the prospectus.

First Lien Leverage Ratio

This prospectus supplement adds the following information to page 293 of the prospectus under the caption “Description of Third-Lien Notes-Certain Covenants-Financial Covenant[s]”  regarding the first lien leverage covenant:

We expect that the Indenture will contain the following leverage ratio covenant:

The Company shall not permit the First Lien Leverage Ratio (defined below) as of the last day of any fiscal quarter of the Company, beginning with the fiscal quarter ending September 30, 2014, to exceed the correlative ratio indicated:

Fiscal Quarter Ended	Leverage Ratio
September 30, 2014 through March 31, 2015	6.90:1.00
June 30, 2015	6.60:1.00
September 30, 2015 through June 30, 2016	6.30:1.00
September 30, 2016 through June 30, 2017	5.40:1.00
September 30, 2017 through June 30, 2018	5.10:1.00
September 30, 2018 and thereafter	4.80:1.00

provided that, notwithstanding the foregoing, in no event shall the First Lien Leverage Ratio under the Indenture as of the Issue Date be set at a cushion greater than 20% off of the comparable leverage covenant ratio in the First Lien Credit Agreement as of the Issue Date.

The ratios set forth in the table above may be revised prior to the Issue Date to be more restrictive on the Company if the corresponding ratios in the leverage ratio covenant in the First Lien Credit Agreement are so revised as a result of negotiations between the Company and the First Lien Secured Parties and the Supporting Noteholders.  However, there can be no assurance that such ratios will be revised prior to the Issue Date or at all.  In no event will such ratios be revised prior to the Issue Date to be less restrictive than as set forth in the table above.

In addition to the leverage ratio covenant set forth above, there may be one or more additional financial covenants included in the Indenture as a result of negotiations between the Company and the First Lien Secured Parties and the Supporting Noteholders. Any additional financial covenants would add restrictions on the Company’s activities for the benefit of holders of Third-Lien Notes. However, there can be no assurance that any additional financial covenants will be included in the Indenture.

This prospectus supplement also adds the following definitions under the caption “Description of Third-Lien Notes-Certain Definitions” beginning on page 303 of the prospectus:

“Consolidated First Lien Debt” means, as at any date of determination, the aggregate stated balance sheet amount of all First Lien Debt of the Company and its Subsidiaries (or, if higher, the par value or stated face amount of all such Indebtedness (other than zero coupon Indebtedness)) determined on a consolidated basis in accordance with GAAP.

“First Lien Leverage Ratio” means the ratio as of the last day of any fiscal quarter of the Company of (i) Consolidated First Lien Debt as of such day to (ii) Consolidated EBITDA for the four-fiscal quarter period of the Company ending on such date.

CUSIP/ISIN Numbers of New Securities

The CUSIP and ISIN numbers for the New Securities that will be issued in the Exchange Offer and the Unit Offering are as follows:

Security	CUSIP Number	ISIN Number
Third-Lien Notes	016275 AN9	US016275AN98
Penny Warrants	016275 208	US0162752085
Closing Date Warrants	016275 307	US0162753075
1st Anniversary Warrants	016275 174	US0162751749
2nd Anniversary Warrants	016275 182	US0162751822

This information updates and supplements, and should be read together with, the prospectus dated May 13, 2014, as supplemented from time to time.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

See “Risk Factors” beginning on page 73 of the prospectus for a discussion of certain risks that you should consider before participating in the Exchange Offer or Unit Offering.

Dealer Manager and Solicitation Agent:

Goldman, Sachs & Co.

The date of this prospectus supplement is May 27, 2014